UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CC Neuberger Principal Holdings II

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G3166T103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3166T103

1.	Names of Reporting Persons CC Neuberger Principal Holdings II Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 25,580,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 25,580,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,580,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 23.6% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)            Represents Class A ordinary shares acquirable in respect of 25,580,000 Class B ordinary shares (“Class B Shares”), which may be converted at the option of the holder and will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer's registration statement on Form S-1 (File No. 333-239875). The reported securities do not reflect Class A ordinary shares acquirable upon exercise of 18,560,000 private placement warrants upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination. In this regard, the underlying Class A ordinary shares have not been included in the amounts reflected in Items 5,7 and 9 of this cover page because the Private Placement Warrants cannot be exercised within 60 days, provided, that, notwithstanding the foregoing, the Reporting Person may be deemed to beneficially own such underlying 18,560,000 Class A ordinary shares because of the Reporting Person’s control of the Issuer. In such case, the amounts reflected in Items 5, 7 and 9 of this cover page would be 44,140,000 Class A Ordinary Shares and the percentage reflected in Item 11 of this cover page would be 34.8%.

(2)            Calculated based on (i) 82,800,000 Class A ordinary shares, par value $0.0001, outstanding as of December 8, 2021, as reported by the Issuer in its amended quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 8, 2021 and (ii) 25,580,000 Class A ordinary shares issuable in connection with the exercise or conversion of the 25,580,000 Class B Shares. If such calculation were to give effect to the Reporting Person’s ownership of the Class A ordinary shares acquirable upon exercise of the Private Placement Warrants, the denominator for such calculation would include an additional 18,560,000 Class A ordinary shares.

Item 1(a).	Name of Issuer CC Neuberger Principal Holdings II
Item 1(b).	Address of the Issuer’s Principal Executive Offices 200 Park Avenue, 58th Floor New York, New York 10166
Item 2(a).	Names of Persons Filing This statement is filed on behalf of each of the following persons (collectively, the “Reporting Person”): CC Neuberger Principal Holdings II Sponsor LLC;
Item 2(b).	Address of the Principal Business Office, or if none, Residence: 200 Park Avenue, 58th Floor New York, New York 10166
Item 2(c).	Citizenship See response to Item 4 on the cover page.
Item 2(d).	Title of Class of Securities Class A ordinary shares, $0.0001 par value per share.
Item 2(e).	CUSIP Number G3166T103
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.
	☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.
	☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	☐	(d) Investment company registered under Section 8 of the Investment Company Act.
	☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
	☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
	☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
	☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
	☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).
	☐	Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Person may be deemed to beneficially own 25,580,000 Class B ordinary shares of the Issuer, representing 23.6% of the Issuer’s outstanding Class A ordinary shares, based on 82,800,000 Class A ordinary shares outstanding as of December 8, 2021, as reported by the Issuer in its amended quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 8, 2021. The Class B ordinary shares are automatically convertible into Class A ordinary shares of the Issuer at the time of the Issuer’s initial business combination, or at any time prior thereto at the option of the holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-239875).

The reported securities do not reflect Class A ordinary shares acquirable upon exercise of 18,560,000 Private Placement Warrants, commencing 30 days after completion of the Issuer’s initial business combination. In this regard, the underlying Class A ordinary shares have not been included in the amounts reflected in Items 5,7 and 9 of this cover page because the Private Placement Warrants cannot be exercised within 60 days, provided, that, notwithstanding the foregoing, the Reporting Person may be deemed to beneficially own such underlying 18,560,000 Class A ordinary shares because of the Reporting Person’s control of the Issuer. In such case, the amounts reflected in Items 5, 7 and 9 of the cover page of this 13G would be 44,140,000 Class A Ordinary Shares and the percentage reflected in Item 11 of this cover page would be 34.8%.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable
Item 8.	Identification and Classification of Members of the Group Not Applicable
Item 9.	Notice of Dissolution of Group Not Applicable
Item 10.	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 1, 2022	CC NEUBERGER PRINCIPAL HOLDINGS II SPONSOR LLC

	By:	/s/ Matthew Skurbe
	Name:	Matthew Skurbe
	Title:	Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)